Exhibit 99.3

PRESS RELEASE

FCA Board Confirms Intentions on Capital Structure

The Board of Directors of Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) today announced that in connection with its discussions regarding capital planning to support the Group’s 2014-2018 Business Plan, the Board confirmed FCA’s intention to eliminate any contractual terms limiting the free flow of capital among members of the Group. As a result, FCA expects to redeem each series of Chrysler Group’s outstanding secured senior notes no later than at its initial optional redemption date of June 2015 for Chrysler Group’s 8% Senior Secured Notes due 2019 and June 2016 for Chrysler Group’s 8-1/4% Secured Senior Notes due 2021. FCA also expects to refinance the Chrysler Group term loans and revolving credit facility at or before this time.

London, 29 October 2014

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This document does not constitute an offer to exchange, sell or buy securities. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.